June 15, 2015

VIA EDGAR CORRESPONDENCE

Jay Williamson

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	TPG Specialty Lending, Inc.

Amendment No. 1 to Registration Statement on Form N-2

Filed May 28, 2015

File No. 333-203450

Dear Mr. Williamson:

On behalf of TPG Specialty Lending, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated June 9, 2015 with respect to Amendment No. 1 to the above referenced Registration Statement on Form N-2 filed on May 28, 2015 (the “Registration Statement”).

The Company has filed today Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, together with this letter via EDGAR submission. Capitalized terms used but not defined in this letter are as defined in Amendment No. 2.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 2.

Jay Williamson

Securities and Exchange Commission

General

1. We note your response to comment two and partially reissue. Please provide us a copy of your current 10b5-1 plan on a supplemental basis, pursuant to Rule 418 of Regulation C. Also, please revise your 10b5-1 plan to provide that repurchases will not commence until 60 days after the most recent distribution has ended.

Response:

In response to the Staff’s comment, the Company is sending to the Staff, under separate cover, a copy of its 10b5-1 plan. Pursuant to Rule 418(b) of Regulation C under the Securities Act of 1933, as amended, the Company respectfully requests that the Staff return such copy upon completion of its review.

The Company acknowledges the Staff’s comment to revise its 10b5-1 plan to provide that repurchases will not commence until 60 days after the most recent distribution has ended and provides the following discussion of its 10b5-1 plan. The Company believes that its 10b5-1 plan complies with the applicable provisions of Rules 10b5-1 and 10b-18 under, and Regulation M promulgated under, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and respectfully submits that it does not believe that revision of the 10b5-1 plan to prohibit repurchases for 60 days following a distribution is warranted.

As previously noted to the Staff, the Company’s 10b5-1 plan complies with the conditions required under the safe harbor provided by Rule 10b-18 of the Exchange Act and provides for suspension of purchases under the plan during any equity distribution of the Company in compliance with Regulation M. The Company does not believe that applicable securities laws require the 60-day restricted period requested by the Staff.

Rule 10b5-1(c) allows insiders, including issuers, to implement trading plans that they can use to demonstrate that trades made pursuant to such a plan were not “on the basis of” non-public information and, consequently, do not violate insider trading regulations and judicial precedents. In order to establish such a trading plan, an insider must enter into it at a time when the insider is not in possession of material non-public information. The insider must relinquish discretion over trades made pursuant to the 10b5-1 plan. Any purchases or sales made under a 10b5-1 plan must conform to the written terms of such plan, and the insider must have entered into such plan in good faith. The Company entered into the 10b5-1 plan in good faith at a time it was not in possession of material non-public information and has relinquished to the broker all discretion over trades made pursuant to the terms of the plan.

Rule 10b-18 provides the conditions for a safe harbor for Rule 10b5-1 claims for issuer and affiliate purchases of securities, including (i) effecting the purchases through one broker-dealer, (ii) requiring that any purchases not be the opening purchase or be effected prior to the close of trading as provided in the rule, (iii) effecting purchases at the purchase price provided in the rule, and (iv) limiting volume so as not to exceed 25% of the ADTV (defined for purposes of the rule as “the average daily trading volume reported for the security during the four calendar weeks preceding the week in which the Rule 10b-18 purchase is to be effected”). The Company 10b5-1 plan expressly addresses each of these conditions in its terms.

Jay Williamson

Securities and Exchange Commission

The Company 10b5-1 plan provides for the suspension of any purchases under the plan during any equity distribution by the Company in compliance with Regulation M. Rule 102 of Regulation M provides that “[i]n connection with a distribution of securities effected by or on behalf of an issuer or selling security holder, it shall be unlawful for such person, or any affiliated purchaser of such person, directly or indirectly, to bid for, purchase, or attempt to induce any person to bid for or purchase, a covered security during the applicable restricted period.”

Pursuant to Regulation M, the beginning of a restricted period depends on the ADTV (as defined in Regulation M) of the relevant securities and the public float of the issuer. Under the definition thereof, the “restricted period” for securities with an ADTV of $100,000 or more of an issuer whose common equity securities have a public float value of $25 million or more, begins on the later of one business day prior to the determination of an offering price in the distribution or such time that a person becomes a distribution participant. For issuers that do not meet the ADTV and public float requirement described above, the “restricted period” begins on the later of five business days prior to the determination of the offering price or such time that a person becomes a distribution participant.

ADTV is itself defined as “the worldwide average daily trading volume during the two full calendar months immediately preceding, or any consecutive 60 calendar days ending within the 10 calendar days preceding, the filing of the registration statement; or, if there is no registration statement or if the distribution involves the sale of securities on a delayed basis pursuant to § 230.415 of this chapter, two full calendar months immediately preceding, or any consecutive 60 calendar days ending within the 10 calendar days preceding, the determination of the offering price.”

The Company does not believe that either Rule 10b5-1 or Rule 10b-18 requires an issuer to restrict purchases under a 10b5-1 plan for 60 days following the completion of a distribution. While the Company understands that ADTV is defined in Regulation M with reference to a 60-day period prior to an offering, even if the Company did not meet the requisite ADTV for a shortened Regulation M restricted period, the restricted period for an equity distribution by the Company would begin five business days prior to the pricing of the offering and would end upon the completion of the distribution, in no case would Regulation M require that the restricted period last past the completion of the distribution. (Moreover, Regulation M generally would not apply to a distribution by the Company of non-convertible debt, as there would be no pre-existing market for the relevant securities in which the Company or others could make purchases.)

The Company is not aware of any other federal securities law rule or regulation that would impose a requirement for a 60-day restriction on repurchases under the 10b5-1 plan. Furthermore, the Company is not aware of any market practice of other business development companies, or other companies that utilize 10b5-1 plans to so restrict repurchase following a distribution.

Jay Williamson

Securities and Exchange Commission

The Company respectfully requests that in light of the foregoing, no 60-day restriction be required to be included in the Company 10b5-1 plan. The Company respectfully requests the opportunity to discuss any such restriction of its 10b5-1 plan with the Staff.

About this Prospectus, page iii

2. We note your response to comment three and the revised text. Please remove the reference to “together with any exhibits that we have filed with the SEC and the additional information described under ‘Available Information.’”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page iii.

Fees and Expenses, page 15

3. We note your response to comment six and reissue our comment. Please revise to use actual expenses where appropriate. To the extent that future expenses may or will be materially higher, consider clarifying disclosure in appropriate location(s), such as Management’s Discussion and Analysis.

Response:

In response to the Staff’s comment, the Company has revised the Fees and Expenses section starting on page 15 to use actual annual expenses where appropriate.

The Company agrees to add additional disclosure on interest expenses to the leverage discussion in the Key Components of Our Results of Operations section on page 59 in line with the below in its future annual and quarterly reports (additions in italics):

•	While as a BDC the amount of leverage that we are permitted to use is limited in significant respects, we use leverage to increase our ability to make investments. The amount of leverage we use in any period depends on a variety of factors, including cash available for investing, the cost of financing and general economic and market conditions, however, our total borrowings are limited so that our asset coverage ratio cannot fall below 200%, as defined in the 1940 Act. In any period, our interest expense will depend largely on the extent of our borrowing and we expect interest expense will increase as we increase leverage over time within the limits of the 1940 Act. In addition, we may continue to dedicate assets to financing facilities.

Description of our Debt Securities, page 159

4. We note your response to comment 12; however, we are unable to locate where you undertook to clear all staff comments prior to the commencement of any debt offering whenever the preliminary prospectus supplement differs materially from the form of prospectus supplement included in the registration statement at effectiveness. Please provide this undertaking.

Jay Williamson

Securities and Exchange Commission

Response:

The Company undertakes to clear all staff comments prior to the commencement of any debt offering whenever the preliminary prospectus supplement differs materially from the form of prospectus supplement included in the Registration Statement at effectiveness.

*    *    *    *    *

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Adam Fleisher at (212) 225-2286 or Helena Grannis at (212) 225-2376.

Very truly yours,
/s/ Adam E. Fleisher
Adam E. Fleisher

Enclosure

cc:	Vincent J. DiStefano
Securities and Exchange Commission

David Stiepleman
Jennifer Mello
TPG Specialty Lending, Inc.

Michael A. Gerstenzang
Helena K. Grannis
Cleary Gottlieb Steen & Hamilton LLP